SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to .

Commission File No. 333-00724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: VALLEY RIDGE FINANCIAL CORP., 450 W. MUSKEGON AVENUE, KENT CITY, MICHIGAN 49330

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2000

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at December 31, 2000

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Public Accountants

99 Performance Table

SIGNATURES

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN

Dated:	June 28, 2001	By: /s/Richard L. Edgar
Richard L. Edgar, Trustee

Dated:	June 28, 2001	By: /s/Michael E. McHugh
Michael E. McHugh, Trustee

VALLEY RIDGE FINANCIAL CORP.
PROFIT-SHARING AND 401(K) PLAN

FINANCIAL STATEMENTS
December 31, 2000

VALLEY RIDGE CORP. PROFIT-SHARING AND 401(K) PLAN
Kent City, Michigan

FINANCIAL STATEMENTS
December 31, 2000

[Crowe, Chizek and Company LLP logo]

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Valley Ridge Financial Corp. Profit-Sharing
   and 401(k) Plan
Kent City, Michigan

We have audited the accompanying statement of net assets available for benefits of Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan (the Plan) as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Grand Rapids, Michigan
June 19, 2001

1.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2000

ASSETS
Investments, at fair value (Notes 2 and 4)	$5,635,500

Receivables
Employer contribution	169,927
Participants' contributions	5,117
Dividend receivable	14,743
189,787

Cash	17,807
Total assets	5,843,094

LIABILITIES
Excess employer contribution	11,000

NET ASSETS AVAILABLE FOR BENEFITS	$5,832,094

See accompanying notes to financial statements.

2.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2000

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments	$(123,784)
Dividends and interest	360,324
Total income	236,540

Contributions
Employer	218,900
Participants	155,943
Total contributions	374,843

Transfers (Note 7)	5,336,697

Total additions	5,948,080

Deductions from net assets attributed to:
Benefits paid to participants	(115,986)

Net increase	5,832,094

Net assets available for benefits
Beginning of year	0

End of year	$5,832,094

See accompanying notes to financial statements.

3.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established January 1, 2000, is a defined contribution Plan covering substantially all full-time employees of Valley Ridge Financial Corp. who have completed one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Employees participating in the Plan can elect to defer a portion of their gross compensation to the Plan. For 2000, the first $10,500 of an individual employee's contribution is tax deferred. The Corporation may, at the discretion of it's Board of Directors, make a matching contribution and a discretionary profit sharing contribution. Participants become eligible for employer contributions during the Plan year in which the participant attains age 21, completes one year of service and works at least 1,000 hours. For 2000, the Corporation's matching contribution was 50% of the first 6% of the compensation deferred by each participant. The Corporation also made a discretionary profit sharing contribution in 2000.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Corporations' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided form the participant's vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service, with graduated vesting beginning at 20% after three years.

(Continued)

4.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in installment payments over an elected period of years not exceeding the life expectancy of the Plan participant. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

Loan Provisions: The Plan provides that participant's can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: Interests in registered investment companies and common stocks are stated at fair value as determined by quoted market prices. Common stock not traded on national exchanges are valued based upon recent purchase and sale activity. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

(Continued)

5.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at year end.

2000
Investments at fair value as determined by quoted market price

Shares of registered investment companies:
Washington Mutual Investors Fund, 16,724 shares	$485,509
The Investment Company of America Fund, 16,420 shares	510,000
The Growth Fund of America, 40,670 shares	1,101,333
New Perspective Fund, 14,465 shares	347,879
Other	405,951

Common Stock:
Valley Ridge Financial Corporation, 87,055 shares	2,437,554
Other	347,274

$5,635,500

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Corporation. The Plan's investments in registered investment companies, common stocks and cash as of December 31, 2000, reflect party-in-interest transactions as the issuers of the securities are the American Funds Group, Investment Centers of America and Valley Ridge Financial Corp., which are the custodians of these assets.

The 87,055 shares of Valley Ridge Financial Corp. common stock held by the Plan as of December 31, 2000 represents approximately 9.2% of the Corp.'s outstanding shares as of December 31, 2000. Cash dividends paid to the Plan by Valley Ridge Financial Corporation during 2000 totaled $58,869.

(Continued)

6.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000

NOTE 6 - TAX STATUS

The Plan sponsor is in the process of filing the Plan document, as adopted January 1, 2000 with the Internal Revenue Service to ensure that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Corporation's management believes the Plan and related trust are designed and the Plan is being operated in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 7 -- TRANSFER FROM ANOTHER PLAN

Effective January 1, 2000, the Valley Ridge Bank Profit Sharing and Retirement Savings Plan was merged with the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan. In connection with the merger of the Plans, Valley Ridge Bank Profit Sharing and Retirement Savings Plan transferred net assets of $5,336,697 into the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan.

7.

SUPPLEMENTAL SCHEDULE

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2000

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

*	Investment Centers of America	Federated Money Market
		fund		$ 4,708
*	Investment Centers of America	Motorola common stock,
		600 shares		12,150
*	Investment Centers of America	National City Corporation
		common stock, 720 shares		20,700
*	Investment Centers of America	Newmont common stock,
		500 shares		8,531
*	Investment Centers of America	Nokia Corporation common
		stock, 550 shares		23,925
*	Investment Centers of America	Southwest Airlines Corporation
		common stock, 675 shares		22,633
*	Investment Centers of America	Unocal Corporation common
		stock, 200 shares		7,736
*	Investment Centers of America	Vodafone Group common stock,
		100 shares		3,580
*	The American Funds Group	Pioneer Growth Shares Fund,
		554 units		11,256
*	The American Funds Group	Putnam New Opportunity Fund,
		279 units		16,375
*	The American Funds Group	Federated Stock Trust Fund,
		1,581 units		53,914
*	The American Funds Group	Washington Mutual Investors
		Fund, 16,724 units		485,509
*	The American Funds Group	AMCAP Fund, 1,626 units		28,918
*	The American Funds Group	American Mutual Fund,
		2,201 units		52,689
*	The American Funds Group	The Investment Company of
		America, 16,420 units		510,000
*	The American Funds Group	The Growth Fund of America,
		40,670 units		1,101,332
*	The American Funds Group	The Income Fund of America,
		1,853 units		29,386
*	The American Funds Group	New Perspective Fund,
		14,465 units		347,879
*	The American Funds Group	The Cash Management Trust of
		America, 40,064 units		40,064

(Continued)

8.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2000

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

*	The American Funds Group	Fundamental Investors Fund,
		490 units		$ 15,264
*	The American Funds Group	American Balanced Fund,
		2,897 units		44,811
*	The American Funds Group	The New Economy Fund,
		1,943 units		43,023
*	The American Funds Group	Europacific Growth Fund,
		1,528 units		47,903
*	The American Funds Group	U.S. Government Securities
		Fund, 21 units		271
*	The American Funds Group	Capital World Bond Fund,
		13 units		196
*	The American Funds Group	Capital World Growth and
		Income Fund, 3 units		89
*	The American Funds Group	SMALLCAP World Fund,
		35 units		986
*	Investment Centers of America	AT&T common stock,
		750 shares		12,938
*	Investment Centers of America	Alliance Pharmaceutical Corp
		common stock, 200 shares		1,725
*	Investment Centers of America	Bank One common stock,
		1,000 shares		36,625
*	Investment Centers of America	Bristol Meyers Squibb common
		stock, 400 shares		29,575
*	Investment Centers of America	Clarion Technologies common
		stock, 2,000 shares		3,250
*	Investment Centers of America	Global Crossing LTD common
		stock, 700 shares		11,449
*	Investment Centers of America	Common Global Marine Inc.
		stock, 300 shares		8,514
*	Valley Ridge Financial Corporation	Greenville Community Financial
		Corporation common stock,
		2,500 shares		25,000
*	Investment Centers of America	Homestake Company common
		stock, 1,000 shares		4,187
*	Investment Centers of America	Independent Bank Corporation
		stock, 2,100 shares		41,475
*	Investment Centers of America	Intel Corporation common stock,
		1,600 shares		48,099

(Continued)

9.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(K) PLAN
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2000

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

*	Valley Ridge Financial Corporation	Keweenaw Financial Corporation,
		common stock, 100 shares		$ 7,500
*	Investment Centers of America	MCN Energy Group stock,
		300 shares		8,306
*	Investment Centers of America	McDonald's Corporation stock,
		400 shares		13,600
*	Investment Centers of America	Mercantile Bank Corporation
		stock, 1,000 shares		11,875
*	Valley Ridge Financial Corp.	Valley Ridge Financial
		Corp. common stock,
		87,055 shares		2,437,554

				$ 5,635,500

*	Party in interest
(d)	Investment is participant directed, therefore historical cost is not required.

10.

EXHIBIT INDEX

23 Consent of Independent Public Accountants

99 Performance Table